Barbara L. Borden T: +1 858 550 6064 bordenbl@cooley.com	VIA EDGAR

March 21, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Riedler

Re:	Sophiris Bio Inc. Registration Statement on Form S-1 (File No. 333-186724)

Dear Mr. Riedler:

On behalf of our client, Sophiris Bio Inc. (the “Company”), we acknowledge receipt of the comment verbally communicated to us by Dana Hartz at the Securities and Exchange Commission (the “Commission”) on March 11, 2013 with respect to the Company’s registration statement on Form S-1/A filed with the Commission on March 4, 2013 (the “First Amended Registration Statement”).

The Company acknowledges the Commission’s request that the Company file an amendment to the First Amended Registration Statement in response to the Commission’s comment within ten business days of receipt of such comment. The Company respectfully requests additional time to file a response and hereby notifies the Commission that it intends to file an amendment to the First Amended Registration Statement on April 3, 2013, or in any case, no later than April 5, 2013.

Please direct any comments or questions regarding the foregoing to me at (858) 550-6064.

Sincerely,

/s/ Barbara L. Borden
Barbara L. Borden

cc:    Peter Slover, Sophiris Bio Inc.

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